Filed by Wells Fargo & Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: Wachovia Corporation
(Commission File No. 001-10000)

Third Quarter 2008 Earnings Comments

Third Quarter Summary	page 2
Community Banking	page 5
Mortgage Banking	page 7
Wholesale Banking	page 8
Credit Quality	page 9
Capital	page 12
Summary	page 13

Hello, this is Bob Strickland. Thank you for calling into the Wells Fargo third quarter 2008 earnings review prerecorded call.

Before we discuss our third quarter results, we need to make the standard securities law disclosure. In this call we will make forward-looking statements about specific income statement and balance sheet items and other measures of future results of operations and financial conditions, including, generally, statements about future credit quality and losses and the expected financial and other benefits and opportunities of the Wachovia merger and, specifically, statements that we believe our loan portfolios should perform better than the industry because of our underwriting and loss mitigation practices, that establishing long-term relationships with customers through cross-selling additional products will drive future revenue and profit growth, that we expect more rational deposit pricing because of industry consolidation, that until home prices stabilize we expect higher losses in the home equity portfolio, that by working with customers and finding solutions to their financial difficulties we believe we will keep more of them in their homes and mitigate our losses, that we expect net credit losses in the Wells Fargo Financial auto portfolio to peak by year-end or by early next year, that losses in our Business Direct portfolio, as with our other portfolios, will continue to be impacted by how the overall economy performs, and the planned market capital raise and government investment of capital will enable us to finance the Wachovia acquisition, to continue to build our franchise and to maintain one of the strongest balance sheets and highest capital ratios among U.S. financial services companies.

Forward-looking statements give our expectations about the future. They are not guarantees, and results may differ from expectations. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them to reflect changes that occur after that date.

For a discussion of some of the factors that may cause actual results to differ from expectations refer to our SEC filings including the 8-K filed today, which includes the press release announcing our third quarter results, and to our most recent annual report on Form 10-K and quarterly report on Form 10-Q filed with the SEC and to the information incorporated into those documents.

Now I will turn the review over to our Chief Financial Officer, Howard Atkins.

Thanks Bob.

Third Quarter Summary
Wells Fargo reported a $1.64 billion profit or 49 cents a share in the third quarter despite $646 million, or 13 cents a share, of write-downs, as previously announced, for investments in Fannie Mae, Freddie Mac and Lehman Brothers. Credit-related costs in the quarter included a credit reserve build of $500 million, or 10 cents a share. Despite these costs, our business momentum remained very strong in the quarter.

As we indicated in prior quarters, the challenges faced by others in our industry have created many opportunities for us to grow our franchise profitably and to grow market share and share of our customers’ wallet. As a result, year-to-date revenue was up 11 percent, double-digit once again.

-	Retail cross sell reached a record 5.7 products on record product sales of
6.3 million, up 20 percent from a year ago. Sales of products to small businesses were up 25 percent and Wholesale’s cross-sell remained at
6.3 products.
-	Average loans were up 15 percent, consisting of 27 percent growth in commercial loans and 9 percent growth in consumer. We remained one of the few banks in the U.S. that has consistently supplied credit to existing and new creditworthy customers throughout the credit crunch. While we have exited or deemphasized indirect lending and have pared down higher risk tiers across all of our loan portfolios, we continued to realize opportunities to win new customers and provide existing customers with new credit appropriately priced for risk and appropriately structured.
-	Core deposits reached a record $334 billion at quarter end, up 10 percent from a year ago. Inflows of checking and interest bearing deposits accelerated sharply as the quarter progressed, across all customer segments - consumer, wealth management, middle market, large corporate and correspondent banking customers all contributed to the strong deposit inflows and increases in net new deposit accounts. From June 30 to September 30, 2008, core deposits increased $24 billion or 30 percent annualized, with $19 billion of core deposit growth just in the month of September. California continued to be one of the fastest growing states for deposits with net new checking accounts up
8.1 percent, the largest increase in new checking accounts in almost 4 years.
-	We have seen a similar flight to quality in favor of our mutual funds business with average mutual fund balances up 12 percent over last year. Institutional brokerage had record revenue, up 57 percent from last year, and WellsTrade® , our online brokerage service, grew revenue by 40 percent with 11 percent growth in accounts from third quarter 2007.
-	Mortgage applications were a solid $83 billion in third quarter – with mortgage noninterest income of $892 million, the second best quarter ever.
-	We continued to see strong growth in most of our fee-based revenue sources including deposit and loan services, credit and debit cards, insurance and mortgage banking.

In addition to the accelerated growth in third quarter, our profit margins remained among the best in the industry.

-	Our net interest margin of 4.79 percent was down slightly from second quarter but up 24 basis points from a year ago. We continued to benefit from significantly lower funding costs, from increased core deposit inflows, and from wider spreads on new assets. All of the increase in consolidated assets during the third quarter was matched by a similar increase in new core deposits.
-	We maintained excellent operating leverage in the quarter. While reported revenue grew 5 percent, expenses actually declined 3 percent. We continued to restrict expense growth to revenue producing activities and continued to reduce most costs across the company.
-	At 1.06 percent and 13.63 percent, our ROA and ROE remained among the best in the industry. We were able to earn such high returns despite a provision of

$2.5 billion and over $600 million of previously announced investment write-
downs because our franchise earns such high operating returns to begin with.

Finally, we continued to fortify our strong balance sheet in the third quarter.

-	Provision for credit losses totaled $2.5 billion, including the $500 million credit reserve build. In addition to providing for the $7.1 billion in cumulative net charge-offs since the credit crunch began last fall we have now added
$3.9 billion to our allowance for credit losses. At $8 billion, reserves are
1.95 percent of total loans, the highest this ratio has been in over 7 years. While our credit portfolios are not immune to the economic forces the industry is confronting, we believe our portfolios should perform better than the industry because we never offered most of the more problematic loan types and because we have been aggressively managing down the higher risk elements within each of our loan portfolios for well over a year.
-	During the quarter we took $247 million of other than temporary impairment, largely in a small CDO portfolio which at quarter end had a carrying value of less than $1 billion.
-	Our Tier I capital ratio of 8.58 percent is up 34 basis points from second quarter and up almost a full percentage point from year-end 2007 reflecting our high rate of internal capital generation and four successful non-dilutive capital raises this year totaling $6.5 billion. Tier I capital plus the allowance for credit losses was
10 percent of average earning assets, up 52 basis points from year end. The combination of capital and reserves is the strongest our company has had since
1999. As publicly disclosed yesterday, the U.S. Treasury will be investing
$25 billion in new capital in Wells Fargo in the form of non-voting preferred stock with an initial dividend of 5 percent plus warrants to purchase a number of common shares with a value of $3.8 billion or 15 percent of the preferred stock investment. We believe the Treasury’s plan is a positive step toward providing much needed capital for financial institutions that are in the best position to deploy it effectively to stimulate the U.S. economy and strengthen confidence in the U.S. banking system. On a pro forma basis this capital investment would add approximately 480 basis points to our already strong 8.5 percent regulatory Tier
I capital ratio.

In summary – strong and profitable business growth, solid operating margins and a fortified balance sheet enabled us to continue to take advantage of the unique opportunities available to us in the current environment.

With those strong third quarter results behind us, we believe that our earnings momentum and balance sheet position us well as we head toward completion of our announced merger with Wachovia, which is on track to close in the fourth quarter. This merger will create one of the strongest financial firms in the world benefiting our shareholders, customers, team members and communities. We are excited to combine the industry’s number one ranking customer service culture of Wachovia with the industry’s number one sales and cross-selling culture of Wells Fargo. As we do with all of our acquisitions, we used conservative assumptions and this acquisition comfortably exceeds all our financial requirements by adding to earnings no later than the third year after purchase and earning at least a 15 percent internal rate of return. Wachovia will add to Wells Fargo’s earnings per share in the first year, excluding integration costs, write-downs, transaction charges and credit reserve build. In year three it will be accretive without any adjustments. In the coming weeks we will be providing more detail around our merger and integration plans. As part of the registration statement for the merger that we will file with the Securities and Exchange Commission we will include pro forma financial information for the combined company. In addition to the $25 billion of preferred stock we will be issuing to the U.S. Treasury, as we announced at the time of our signed definitive agreement we plan to raise up to $20 billion of Wells Fargo securities, primarily common stock. The capital raising process will be thoughtful, complete and transparent. The combination of the market capital and the capital investment from the government will enable us to finance the Wachovia acquisition, to continue to build our franchise and gain market share as we have done throughout the credit crunch and to maintain one of the strongest balance sheets and highest capital ratios among U.S. financial services companies.

Let me now provide some additional color on the performance of our consumer and commercial businesses before turning to credit quality.

Community Banking
The Community Banking Group – including regional banking, wealth management, home equity, mortgage banking and retail internet – had double-digit revenue growth, up 14 percent from third quarter 2007, driven by solid earning asset growth and strong fee income growth. Net income grew 10 percent from a year ago.

Average retail core deposits, which exclude wholesale banking and mortgage escrow deposits, increased 6 percent from a year ago and 7 percent annualized on a linked-quarter basis. Retail core deposits increased $12 billion to $241 billion from June 30 to September 30, up 20 percent annualized. This strong growth in retail core deposits was driven by growth in new checking customers. Consumer checking accounts were up a net 6.1 percent. California continued to be one of our fastest growing markets, with consumer checking accounts up a very strong net 8.1 percent. This was the thirteenth consecutive quarter where net new accounts in California exceeded the average across our 23 community banking states and the highest rate of net new accounts in almost 4 years. Consistent with our strategy of earning all of our customers’ business, we have also been successful at cross-selling additional products to these new customers which will help us establish long term relationships with these new customers, driving future revenue and profit growth.

Wealth Management Group, serving our high net worth customers, also continued to have strong deposit growth. Average core deposits were up $8 billion or 52 percent from a year ago and increased 20 percent annualized from second quarter 2008, a trend we believe is another example of the flight to quality in our industry.

Importantly, the growth in retail deposits was not driven by increased pricing. While deposit pricing in many of our markets remained competitive during the quarter, we continued to be disciplined in deposit pricing with the average rate on our interest-bearing core deposits declining 11 basis points from second quarter, even as we increased deposit inflows.

Given the consolidation that has taken place in the industry, we expect more rational pricing going forward.

Regional banking had record core product sales of 6.3 million in the third quarter, up 20 percent from third quarter 2007. These strong sales results are yet another example of how Wells Fargo is able to focus on the opportunities this environment provides to grow and strengthen customer relationships. California continued to be one of our fastest growing states with a 26 percent increase in core product sales from a year ago.

Through acquisitions and internal growth we added a total of 384,000 net new retail bank households year-to-date, with 165,000 added during the third quarter alone. By deepening our relationships with existing and new customers, we once again achieved record cross-sell during the quarter with our average retail bank household having 5.7 products with Wells Fargo, up from 5.5 a year ago and up from about 4.3 five years ago. Twenty-four percent of our retail bank households had 8 or more products with us, our long-term goal, nearly double the amount of households who bought 8 or more products five years ago.

To better serve our customers, we continued to add more sales people, with platform banker FTE up 7 percent from a year ago through hiring and acquisitions. These new and existing team members continued to increase productivity with 5.72 core sales per platform banker FTE, up from 5.18 per day a year ago.

We have had strong growth and better customer penetration across many product lines including Wells Fargo Packages®, which include a checking account and at least three other products such as a debit card, credit card or savings account. Package sales were up 47 percent from third quarter 2007, purchased by 74 percent of new checking account customers, and up from 69 percent a year ago. This increased penetration of new checking account customers was especially important during the third quarter when consumer checking accounts were up a net 6.1 percent. By selling new checking account customers at least 3 additional products, we will be better able to meet their financial needs and build long term relationships.

We continued to have strong debit and credit card penetration of our retail bank households. Thirty-eight percent of our retail bank consumer households had a Wells Fargo credit card, up from 26 percent 5 years ago. Purchase volume on consumer credit cards was up 8 percent from third quarter 2007. On a linked quarter basis, purchase volume was up slightly, but the growth rate slowed reflecting more cautious consumer spending. Ninety-two percent of our consumer checking account customers had a debit card, up from 85 percent 5 years ago. Debit card purchase volume growth in the third quarter was up 11 percent compared with third quarter 2007. On a linked quarter basis, purchase volume was down slightly due to economic pressure on consumer spending.

We also had strong sales during the quarter in business banking, with store-based sales to our small business customers up 25 percent from third quarter 2007. Sales of Wells Fargo Business Services® packages, which include a business checking account and at least three other business products such as a business debit card, credit card, or business loan or line of credit, were up 42 percent from third quarter 2007 and were purchased by

50 percent of new business checking account customers. For the sixth consecutive year, based on 2007 CRA data, Wells Fargo was the number one small business lender.

Our Wealth Management Group continued to achieve double digit revenue and earnings growth with revenue up 14 percent and net income up 32 percent from third quarter 2007. These strong results were driven by double-digit loan and deposit growth. Private Banking, serving our highest net worth customers, grew revenue by over 50 percent and nearly doubled net income from third quarter 2007. These strong results reflect the success we are having at expanding existing relationships and adding new relationships during a time when customers are placing even more importance on sound financial advice. WellsTrade®, our on-line brokerage service, had double-digit revenue and net income growth and continued to attract and retain customers with account levels up 11 percent from last year.

Mortgage Banking
During another difficult quarter for the housing and credit markets, our mortgage business continued to perform well with mortgage banking noninterest income up 8 percent from a year ago. Our unwavering commitment to responsible lending, focus on high-quality products, strong reputation in the secondary markets and quick response to signs of deteriorating economic conditions have served us well during these challenging times. Mortgage rates during the third quarter were very volatile and ended the quarter down 27 basis points. Mortgage banking noninterest income was down $305 million from second quarter 2008, reflecting a $600 million decline in net gains on mortgage loan origination/sales activities partially offset by a $304 million increase in servicing income.

The decline in net gains on mortgage loan origination/sales activities was driven by lower application and origination volumes. Mortgage originations were down $10 billion from second quarter 2008 driven by the weaker housing market. The decline in revenue was also impacted by an increase in the repurchase reserve, a decrease in the servicing value in the mortgage warehouse/pipeline as a result of lower origination volumes as well as lower mortgage market rates and a decrease in the value of commercial mortgages held for sale.

The $304 million increase in servicing income included a net MSR gain of $75 million. The decline in mortgage rates in the quarter resulted in a $546 million decrease in the fair value of our MSRs offset by a $620 million increase in the fair value of the corresponding economic hedges. At the end of the quarter, the ratio of capitalized MSRs to total mortgage loans serviced for others was 1.34 percent compared with 1.35 percent a year ago and 1.37 percent at the end of second quarter.

Our total servicing portfolio grew 5 percent from a year ago to $1.6 trillion. Over 90 percent of the mortgage loans we service are for prime customers. Reflecting the continued stress in the housing market, the foreclosure rate for the servicing portfolio continued to increase, to 1.22 percent at quarter end, which we believe was still better than the industry average. To better assist our customers in these challenging times we have extended our hours, participated in more than 150 face-to-face forums and stopped the foreclosure sale for customers we believe might be eligible for the Help For Homeowners Program. We continued to work closely with our borrowers on case-by-case solutions that align with their individual needs, while also continuing to work with investors to find streamlined modification programs to assist more borrowers. Of every 10 customers who are 60 or more days delinquent, seven worked with us to find a solution, two declined our help, and the remainder were either unreachable or a solution simply could not be found. We do have solutions that work – refinancing, payment reductions, repayment plans, short sales and others. Most importantly, 60 percent of these customers improved their delinquency status and averted foreclosure. All of these efforts have resulted in more customers receiving loan modifications during 2008; double the number from last year.

Wholesale Banking
Our Wholesale and Commercial Banking Business, which serves primarily middle market customers and select niches in the large corporate market from coast to coast, has been a major beneficiary of the credit crunch as others have pulled back from commercial lending and as new loan spreads have generally widened.

Wholesale Banking’s average loans increased 33 percent from third quarter 2007, as we continued to have more opportunities to increase business with new and existing customers at improved credit spreads and with better structure. Loan growth was broad based across many of our commercial businesses including double-digit growth in asset-based lending, middle market lending, international, commercial real estate and specialized financial services - which includes our capital markets activities and relationships with Fortune 500 companies. While we are pleased with our credit performance, we continue to have a cautious outlook given the volatile capital markets and slowing economy.

Within Wholesale Banking, the Commercial Real Estate Group had $31.4 billion of commercial real estate loans outstanding at quarter end, up 7 percent from second quarter. The disruption in the capital markets makes Wells Fargo a reliable source of funding for our existing and high quality new customers. This growth was diversified by property type, with the largest concentration in office buildings. This portfolio is geographically diverse with commercial real estate lending originated through offices nationwide. The commercial real estate loans we added to our portfolio were at better spreads, with stronger covenants and largely with customers we have done business with over many years and many cycles.

Our Asset-Based Lending business continued to grow during these challenging economic times. In today’s capital constrained marketplace, we continued to meet the financial needs of our customers through our specialized lending groups. Due to a strong demand for our Asset-Based Lending products and loan acquisitions, loans grew $6 billion, up 36 percent, and revenue grew $71 million or 33 percent from a year ago.

In Wholesale Banking, average core deposits were up 3 percent from a year ago and were down slightly from second quarter. However, average core deposits for the month of September were up 5 percent from the month of August and up 7 percent from June, driven by growth from middle market, large corporate and correspondent banking customers. Money market balances were up 15 percent from second quarter 2008 with strong inflows late in the quarter of $13 billion in the month of September.

The Insurance Services group had another strong quarter. Our consumer and small business insurance group grew revenue by 10 percent from third quarter 2007 driven by sales of identity theft protection, debt cancellation, personal lines such as auto, homeowner and renters insurance and crop insurance products. Crop insurance continued to benefit from high commodity prices.

Our International Group grew revenue by 27 percent from third quarter 2007. Foreign Exchange revenue was up 33 percent from third quarter 2007. This increase in foreign exchange sales is due to an increase in market share primarily with our middle-market and small business customers who have had increased hedging needs in this volatile environment. In addition, Foreign Exchange revenue growth through our 370 International Teller sites located in our banking stores also increased 33 percent from a year ago and banknote revenue was up 36 percent during this same period.

Credit Quality
Turning to credit quality, losses continued to increase in the third quarter, but were in line with expectations. Net charge-offs in the third quarter were $2.0 billion, or 1.96 percent of average loans annualized. This higher level of losses was driven by our consumer portfolios which continued to be negatively impacted by the weakness in residential real estate, higher energy prices, higher unemployment and increases in bankruptcies. Losses in our commercial loan portfolios were actually down slightly from second quarter driven by improvement in our small business lending portfolio. While quarterly losses increased from second quarter, the growth rate was more moderate than in prior quarters after adjusting for the change in home equity charge off policy introduced in the second quarter. Essentially all of the actions in the last two years to mitigate losses are beginning to offset, to a certain extent, the impact that weaker home prices and unemployment had on the retail real estate portfolios. As a result of our previous loss mitigation actions, small business and student lending portfolios both showed signs of stability in the quarter. Let me provide some detail on what is driving credit performance in each of our major consumer and commercial portfolios.

The home equity loans managed by our National Home Equity group continued to be the primary driver of the increase in net charge-offs during the quarter. This $84 billion portfolio is 20 percent of the total $411 billion in loans outstanding, but the third quarter losses represented 33 percent of total net charge-offs for the quarter. Twelve billion dollars of this portfolio was in the first lien position. Because of the change we made in our home equity charge off policy in the second quarter, the reported $342 million in second quarter losses would have been approximately $265 million higher without this change.

The loss rate on the $11 billion liquidating home equity portfolio, loans primarily sourced through third parties, was 7.59 percent compared with a loss rate of 2.43 percent in the $73 billion core home equity portfolio about 98 percent of which was sourced directly through our Wells Fargo distribution channels. Loans originated through these channels have performed significantly better than the loans originated through third parties. A principal distinction between the performance of the liquidating and the core portfolios is the high percentage of loans with combined loan-to-values above 90 percent. Seventy-six percent of the smaller liquidating portfolio had a combined-loan-to-value of greater than 90 percent at quarter end based predominately on estimated home values from automated valuation models updated through August 2008, while 44 percent of the core portfolio had updated combined-loan-to-values above 90 percent. While 38 percent of the total home equity portfolio balances are from properties located in California, only 2 percent were located in Central California, the region which has experienced some of the highest level of losses, and only 4 percent are from properties located in Florida, where some markets have also experienced significant home price depreciation. Until home prices stabilize we expect higher losses in the home equity portfolio. It is important to remember, however, that most of our home equity borrowers were current with their loans at quarter-end. Only about 2 percent of the accounts were 2 or more payments past due.

We continued to work aggressively with our customers to avoid problems and mitigate loss. During the third quarter our loss mitigation activities benefited nearly 2,700 customers with over $260 million in balances. By working with these customers and finding solutions to their financial difficulties, we believe we will end up keeping more customers in their homes and mitigating loss. In addition to exiting most indirect home equity origination channels last year, we have been managing accounts to reduce risk while at the same time remaining open for business for creditworthy retail customers. As a result of our active account management and tightening of credit for new originations, total home equity outstandings were flat this quarter; the liquidating home equity portfolio was down about $1.2 billion, or 10 percent, from year-end.

The $78 billion first mortgage portfolio experienced somewhat higher losses, but they still remained relatively low. Third quarter annualized charge-offs were 0.73 percent, with $139 million in total losses, up from $96 million in losses in the second quarter. The relatively low loss rate in our total first mortgage portfolio largely reflected the fact that we never offered option ARMs or negative amortizing products as well as the conservative underwriting in the mortgage products we have traditionally held in portfolio. Our first mortgage portfolio consisted of $25 billion of real estate secured loans held at Wells Fargo Financial, $12 billion of home equity loans in the first mortgage position (mostly retail originated), and $41 billion of mostly prime customer, relationship-based first mortgages held at Wells Fargo Home Mortgage, regional banking, and our Wealth Management Group. The linked quarter growth in this portfolio was driven by acquisitions, strong loan growth in the Wealth Management Group and increases in GNMA loan balances whose repayments are insured by the FHA or guaranteed by the VA.

Within the first mortgage portfolio, Wells Fargo Financial had a total of $25 billion of debt consolidation loans originated through Financial’s U.S. retail stores at quarter end, flat from second quarter due to tightening underwriting standards and declining real estate values. The declining real estate values resulted in higher delinquencies and charge-offs in this portfolio with third quarter losses of $68 million, a 1.07 percent annualized loss rate. While losses and delinquencies increased, they are still significantly better than published industry rates for non-prime mortgage portfolios. For example, our 60 day plus delinquency rate for the second quarter was 80 percent less than the industry average. The better credit performance in our portfolio was due to our consistently tighter underwriting standards compared to other non-prime mortgage originators. The Wells Fargo Financial team members who underwrite these loans originated through the store network underwrite to the customer first and the collateral second. This portfolio does not include any interest-only, stated income, option ARM or negative amortizing loans. This debt consolidation portfolio was also geographically diverse with just 14 percent in California and 8 percent in Florida and 2 percent in Nevada, the states with the highest loss rates.

The size of the Wells Fargo Financial’s $25 billion auto portfolio declined 24 percent annualized from last quarter and 16 percent from last year reflecting the tightening of account acquisition strategies to reduce loan volume in higher risk tiers and tiers with unacceptable returns. Credit losses increased $74 million from second quarter, in part seasonal, and increased $40 million over third quarter 2007, driven primarily by lower used car prices. For example, large SUV prices have declined 21 percent from a year ago according to the September Manheim Index. Losses in the auto portfolio were $316 million, about 15 percent of Wells Fargo’s total quarterly losses. Total delinquencies increased 12 percent and 90 days past due increased 10 percent on a linked-quarter basis due to the weakness in the overall economy and seasoning of the portfolio. Delinquencies were flat and 90 days past due were up 6 percent from third quarter of last year. We currently expect net credit losses in the portfolio to peak by year end or by early next year, of course, conditions in the auto market and the economy generally can impact the timing of any improvement.

Our $13 billion Community Banking credit card portfolio is a relationship product primarily offered to our Wells Fargo customers within our banking states. The growth of this portfolio slowed as we continued to tighten underwriting standards and consumers reduced spending in response to the economy. Credit losses have increased from historically low levels as a result of higher bankruptcy rates, seasoning of the portfolio, and continuing economic pressure on consumers, but they remained within our profit model expectations and historical industry norms. We continued to tighten our underwriting standards, which reduced new account growth, but increased the quality of our new customers. We proactively manage our existing accounts including restricting balance growth and transactions on riskier accounts, lowering and in some cases closing credit lines, and for a small percentage of accounts repricing them consistent with the customer’s current risk profile. Since the vast majority of our bank card customers have other relationships with Wells Fargo, we monitor customer behavior using both internal and external measurements. Wells Fargo Financial has a $7.7 billion credit card portfolio, up $300 million from second quarter. These cards are primarily sold to Wells Fargo Financial customers and through retailers and manufacturers with large dealer networks, not through mass mailing campaigns. Losses in Wells Fargo Financial’s card portfolio increased only $5 million from the second quarter. We continued to tighten underwriting standards and appropriately price for risk in response to the higher level of losses.

Within our $176 billion commercial and commercial real estate loan portfolio, we have an $11.8 billion Business Direct portfolio consisting primarily of unsecured small loans and lines of credit to small business owners nationwide with an average balance of less than $20,000. Business Direct’s credit losses, were down slightly from second quarter and continued to show signs of stabilization as a result of 18 months of account management activities targeted at reducing exposure to the highest risk accounts. However, losses in this portfolio, as in all of our loan portfolios, will continue to be impacted by how the overall economy performs.

Our remaining commercial and commercial real estate portfolios continued to remain resilient to current market conditions. Loss levels were flat from the second quarter and remained below historical averages. Although we are encouraged by the performance of this portfolio, we remain cautious as the economy weakens. However, we continue to benefit from our focus on deep and long-term relationships, credit discipline and seasoned credit professionals.

At the end of third quarter, we had approximately $6 billion in residential 1-4 family construction and land development loans, which was only 1.5 percent of total loans. While losses in this portfolio increased due to the decline in the residential real estate market, losses remained acceptable because of the quality and experience of our people and our customers - and we continue to maintain a high level of discipline in our credit underwriting standards across our commercial and residential real estate businesses.

Total nonperforming assets were $6.3 billion, or 1.53 percent, of loans in the third quarter compared with $5.2 billion, or 1.31 percent, of loans in the second quarter. The majority of the increase in nonperforming assets was concentrated in portfolios affected by residential real estate in both our commercial and consumer portfolios. The nonperforming loan increase in our consumer portfolios continued to be affected by our loss mitigation efforts. We work hard at keeping our customers in their homes and, as a result, have increased the number of loan modifications. Accounting rules require us to classify these restructured loans as nonperforming until the customer demonstrates the ability to make payments under the revised terms. We require six monthly payments before returning the loan to accrual status. Due to market conditions, we continued to hold more foreclosed properties than we have historically. The increase in commercial NPAs was concentrated in credits related to residential real estate and businesses that are dependent on discretionary consumer spending. Loans 90 days or more past due and still accruing, excluding insured and guaranteed GNMA and similar loan balances, increased by $364 million from the second quarter. The increase in the commercial portfolios was driven by maturing credit facilities, primarily to home builders, that are now in the process of being renewed. Given the current environment this process is more challenging than in the past, resulting in higher past due loans even though the customer is current.

Capital
Stockholders’ equity was $47 billion at September 30, 2008, down $609 million from a year ago as we provided $3.9 billion in excess of net charge-offs over the last four quarters. Our leverage, tier I capital, and total capital ratios were 7.54 percent, 8.58 percent, and 11.50 percent respectively, all up from year ago and second quarter levels even with our very strong asset growth and higher credit costs. We continued to have access to the capital markets during the third quarter, issuing over $2.4 billion in tax deductible hybrid capital securities through two issuances with 5 year calls. Both issuances were oversubscribed, reflecting continued strong demand for Wells Fargo securities during a time when the markets remained frozen for many issuers.

Summary
In summary, our third quarter results once again demonstrated the diversity and strength of Wells Fargo’s business model and our ability to continue to grow even during these challenging times and to help our customers succeed financially. Our merger with Wachovia will provide even more opportunities to execute our vision.

Thank you for listening. If you have any questions, please call Bob Strickland, Director of Investor Relations, at 415-396-0523.

Where to Find More Information About the Wachovia Merger

The proposed merger will be submitted to Wachovia Corporation shareholders for their consideration. Wells Fargo will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Wachovia Corporation that also constitutes a prospectus of Wells Fargo. Wachovia Corporation will mail the proxy statement-prospectus to its shareholders. Wachovia shareholders and other investors are urged to read the final proxy statement-prospectus when it becomes available because it will describe the proposed merger and contain other important information. You may obtain copies of all documents filed with the SEC regarding the proposed merger, free of charge, on the SEC’s website at www.sec.gov. You may also obtain free copies of these documents by contacting Wells Fargo or Wachovia, as follows:

Wells Fargo & Company, Investor Relations, MAC A0101-25, 420 Montgomery Street, 2nd Floor, San Francisco, California 94104-1207, (415) 396-3668.

Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, North Carolina 28288, (704) 374-6782.

Wells Fargo and Wachovia and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Wachovia Corporation shareholders in connection with the proposed merger. Information about Wells Fargo’s directors and executive officers and their ownership of Wells Fargo common stock is contained in the definitive proxy statement for Wells Fargo’s 2008 annual meeting of stockholders, as filed by Wells Fargo with the SEC on Schedule 14A on March 17, 2008. Information about Wachovia’s directors and executive officers and their ownership of Wachovia common stock is contained in the definitive proxy statement for Wachovia’s 2008 annual meeting of shareholders, as filed by Wachovia with the SEC on Schedule 14A on March 10, 2008. You may obtain a free copy of these documents by contacting Wells Fargo or Wachovia at the contact information provided above. The proxy statement-prospectus for the proposed merger will provide more information about participants in the solicitation of proxies from Wachovia Corporation shareholders.

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